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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
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FORM 12b-25
NOTIFICATION OF LATE FILING
_____________________

Commission File Numbers: 000-53577
(Check one):  ☑Form 10-K   ☐Form 20-F   ☐Form 11-K  ☐Form 10-Q    ☐Form N-SAR   ☐Form N-CSR

For Period Ended: December 30, 2018

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

DIVERSIFIED RESTAURANT HOLDINGS, INC
Full Name of Registrant
___________________________________________
Former Name if Applicable

 27680 Franklin Road
Address of Principal Executive Office (Street and Number)

Southfield, MI 48034
City, State and Zip Code

 _____________________________________________________________________________________________________

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Diversified Restaurant Holdings, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for its fiscal year ended December 30, 2018 (the “Annual Report”). The Company has determined that it is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense because the Company requires additional time to work with its auditors to finalize the audit. The Company intends to file its Annual Report within the grace period prescribed by Rule 12b-25 under the Securities Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Phyllis A. Knight Treasurer, Chief Financial Officer	833	374-7282 ext. 720
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒    No   N/A

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     Yes    No ☒ N/A
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Diversified Restaurant Holdings, Inc.
 (Name of Registrant as Specified in Charter)

have caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 2, 2019	By:	/s/ Phyllis A. Knight
Phyllis A. Knight, Treasurer, Chief Financial Officer